Filed by Natura Holding S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company:

Avon Products, Inc.

(Commission File No.: 1-4881)

The following is a press release that was made available by The Body Shop, a subsidiary of Natura, to journalists:

THE BODY SHOP APPOINTS NEW AGENCY ROSTER TO DELIVER FUTURE VISION FOR BRAND REJUVENATION

•	The Body Shop's strategy to rejuvenate its brand, demonstrating its activist credentials and its commitment to business as a force for good will be defined and delivered by three new agencies: Mother, One Green Bean and forpeople

•	Work will focus on bringing The Body Shop’s purpose to life through an enhanced omnichannel experience

•	Customers around the world will be encouraged to interact with the brand about social topics both on- and offline, with a focus on using store space to drive engagement and activism

The Body Shop has announced a new vision for its brand rejuvenation, with a renewed focus on communicating its heritage as pioneers of brand activism and inspiring customers to join them in supporting social causes and driving lasting change.

The brand's commitment to business as a force for good, feminism and sustainably-sourced ingredients will be shared through the strategy, designed to inspire and engage new and potential customers globally with a modern vision of The Body Shop’s heritage, as relevant today as ever.

Customers will be encouraged to interact with the brand through compelling and provocative conversation through social media, while new store formats will be rolled out, containing activism spaces designed to encourage conversation and action. Store staff in 70 countries around the world will campaign and lobby for The Body Shop’s social causes, encouraging customers to learn about key topics and join them in driving material and lasting change at both global and local levels. With nearly 3,000 stores around the world, the brand is preparing to roll out a more engaging store design later this year, connecting customers and staff more closely to the brand's social causes as well as its array of ethically-produced beauty products.

Brand campaigns will bring The Body Shop’s feminist, humanitarian and animal rights issues to the fore, staying true to Dame Anita Roddick’s vision of generating positive change for people and planet. The Body Shop and Cruelty Free International’s recent Forever Against Animal Testing campaign culminated in October 2018 bringing a record-breaking 8.3 million signatures to the United Nations demanding a global end to cosmetic animal testing, reinforcing The Body Shop’s long-term commitment to the cause. Building on its success and with this refreshed activist approach in mind, future campaigns will lobby for causes affecting women and girls in global society.

The announcement comes as a result of The Body Shop’s acquisition by Natura &Co, a global, multi-channel and multi-brand cosmetics group, which brings together The Body Shop, Brazilian brand Natura, Australian brand Aesop and, assuming consummation of the pending transaction announced in May 2019, Avon1. The brand

1 In May 2019, Natura &Co announced a definitive agreement with Avon, pursuant to which Avon would be joining the group following consummation of the transactions contemplated by the agreement, making the combined company the fourth largest pure-play beauty group in the world and a major force for good in the industry. The acquisition is subject to customary closing conditions, including approvals by shareholders of both companies and market regulatory approvals.

rejuvenation aligns with Natura &Co’s commitment to generating positive economic, social and environmental change.

The Body Shop has appointed three new creative agencies to define and launch its revitalised vision: brand and creative strategy and ATL development will be led by independent agency Mother, with global PR strategy and creative delivery led by One Green Bean. London based design agency forpeople will deliver brand identity, global retail design and packaging design.

Mother’s overarching brand strategy and creative direction for The Body Shop and will span advertising, digital and design.

Commenting on the new strategy and agency appointments, Lionel Thoreau, Global Brand Director at The Body Shop, says: ‘We are moving into an exciting new phase at The Body Shop. Our brand rejuvenation strategy will allow us to bring our commitment to business as a force for good to the very forefront of our interaction with customers throughout their experience with us. We want to inspire them to join us as activists generating positive change for causes that matter, and we firmly believe that Mother, One Green Bean and forpeople are the ideal partners to help us do that.’

Susan Hosking, Executive Creative Director International at Mother comments: “This is a truly exciting time for The Body Shop and we’re thrilled to be a part of it. The Body Shop are passionate about creating impactful global campaigns, leading cultural change and ultimately helping to make the world a better place. All things that we here at Mother are passionate about too!”

Kat Thomas, Founder and Executive Creative Director at One Green Bean says: ‘The Body Shop couldn’t be more One Green Bean – we love brands that are provocative when it comes to purpose, that actively campaign for social change.  Delivering work with humour and humanity is part of our DNA and we can’t wait to rally the world behind The Body Shop cause once again.’

Will Williams, Creative Director at forpeople says: ‘It’s a privilege to work with The Body Shop on such a wide-reaching brand rejuvenation project. The collaboration with Mother on the brand platform was an exciting new way of working that built on the strengths of our two agencies. The opportunity to then develop the brand identity, global retail scheme and packaging has allowed us to develop a bold and coherent brand universe.’

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ABOUT THE BODY SHOP

Founded in 1976 in Brighton, England, by Dame Anita Roddick, The Body Shop is a global beauty brand. The Body Shop seeks to make a positive difference in the world by offering high-quality, naturally inspired skincare, body care, hair care and make-up produced ethically and sustainably. Having pioneered the philosophy that business can be a force for good, this ethos is still the brand’s driving force.  The Body Shop spans about 3,000 retail locations in 70 countries. The Body Shop is part of Natura &Co, a global, multi-channel and multi-brand cosmetics group that is committed to generating positive economic, social and environmental impact.

NO OFFER OR SOLICITATION

This communication is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction involving Natura Holding S.A. (collectively with Natura Cosmeticos S.A., “Natura”) and Avon Products, Inc. (“Avon”). In connection with the proposed transaction, Natura will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Avon and a prospectus of Natura. Natura and Avon also plan to file other documents with the SEC regarding the proposed transaction and a joint proxy statement/prospectus will be mailed to shareholders of Avon. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents that Natura and/or Avon may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 and the joint proxy statement/prospectus, as well as other filings containing information about Natura and Avon, will be available without charge at the SEC’s Internet site (www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained, when available, without charge, from Natura’s website at www.NaturaeCo.com. Copies of the joint proxy statement/prospectus can be obtained, when available, without charge from Avon’s website at www.AvonWorldwide.com.

PARTICIPANTS IN THE SOLICITATION

Natura and Avon, their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/ prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of Natura is contained in Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019. Information regarding the directors and executive officers of Avon is contained in Avon’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 2, 2019. These documents can be obtained free of charge from the sources indicated above.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Statements in this communication (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed transaction involving Natura and Avon; beliefs relating to value creation as a result of a proposed transaction involving Natura and Avon; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward-looking statements. These forward-looking statements are based on Natura’s and Avon’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Natura’s and Avon’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Natura or Avon to predict these events or how they may affect Natura or Avon. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Except as required by law, neither Natura nor Avon has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Natura’s and/or Avon’s future performance and cause results to differ from the forward-looking statements in this communication include, but are not limited to, (a) the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approvals and the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; (b) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; (c) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; (d) the risk that integration of Avon’s operations with those of Natura will be materially delayed or will be more costly or difficult than expected; (e) the failure of the proposed transaction to close for any other reason; (f) the effect of the announcement of the transaction on customer and consultant relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); (g) dilution caused by Natura’s issuance of additional shares of its common stock in connection with the transaction; (h) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (i) the diversion of management time on transaction-related issues; (j) the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; (k) those risks described in Section 4 of Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019; and (l) those risks described in Item 1A of Avon’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.